PIPELINE DATA INC.

1515 Hancock Street, Suite 301, Hancock Plaza

Quincy, Massachusetts 02169

February 22, 2008

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

ATTN:	Ms. Jessica Barberich

Re:	Pipeline Data Inc.

Item 4.02 Form 8-K

File No. 0-50611

Dear Ms. Barberich:

We have contacted JH Cohen regarding our need to finalize our Form 8K pursuant to Item 4.02(b) and that to do so we require their letter.

We have emailed them this morning and stated the following:

“The SEC has contacted us and requires that we finalize an 8k that we had filed while you represented us.  The 8k regarded the non-reliance on previously filed financial statements based on your advice about the temporary equity misclassification. This needed to be filed under 402(b) as we did not discover this on our own and therefore we require a letter from your firm as an exhibit.  That we have subsequently filed the amendments does not affect our requirement to file your letter. The advice discussed in the 8k is no different from what you signed off on in the 8k when you ceased representing us. The SEC is anxious to close this loop as quickly as possible.

I attach the 8k for your convenience.”

Very truly yours,

/s/ MacAllister Smith

MacAllister Smith

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